

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 17, 2011

Via E-mail
Johnnie D. Johnson
Chief Executive Officer and Chief Financial Officer
Competitive Technologies, Inc.
777 Commerce Drive
Fairfield, CT 06825

   Re: Competitive Technologies, Inc.
     Form 10-K/A for the Fiscal Year Ended July 31, 2010
     Filed September 15, 2011
     File No. 001-08696
     Post-Effective Amendment to Form S-8 Filed November 1, 2011
     File No. 333-176389

Dear Mr. Johnson:

   We have reviewed your letter dated November 1, 2011 in connection with the above-referenced filings and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated September 27, 2011.

Incorporation of Certain Documents by Reference, page 3

1. We reissue prior comment 7; you did not incorporate by reference all of your current reports on Form 8-K filed pursuant to Section 13(a) or 15(d) of the Exchange Act since the end of your fiscal year ending July 31, 2010. See Item 3(b) of Form S-8. Please file an amended Form S-8 that incorporates by reference from all required filings.

   You may contact Melissa Walsh, Staff Accountant at (202) 551-3224 if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Evan S. Jacobson, Attorney-Advisor, at (202) 551-3428 or Mark

Johnnie D. Johnson
Competitive Technologies, Inc.
November 17, 2011
Page 2

P. Shuman, Branch Chief – Legal at (202) 551-3462. If you require further assistance, do not hesitate to contact me at (202) 551-3488.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief